EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K. The Ratio of Earnings to Fixed Charges is not calculated consistently with the fixed charge coverage ratios that may be required under certain covenants of the Company’s debt agreements. As of October 31, 2008, the Company was in compliance with its loan covenants. See Note 10, Debt, to the accompanying consolidated financial statements.

	2008	2007	2006	2005	2004
(in millions)
Income (loss) before income tax (expense) benefit	$191	$(73)	$395	$145	$(35)
Interest expense(A)	456	493	418	300	219
Debt amortization expense	13	9	13	8	18
Interest portion of rent expense (33%)	17	17	15	15	13

Total earnings	677	446	841	468	215

Capitalized interest	5	7	6	1	1
Interest expense(A)	473	510	433	315	232
Debt amortization expense	13	9	13	8	18

Total fixed charges	491	526	452	324	251

Ratio of earnings to fixed charges	1.38	0.85	1.86	1.45	0.86
Earnings shortfall	—	(80)	—	—	(36)

(A)	Excludes interest expense on income tax contingencies.

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